Mail Stop 6010

October 11, 2006

Jack O. Bovender, Jr.
Chairman of the Board and Chief Executive Officer
HCA Inc.
One Park Plaza
Nashville, Tennessee

>   **Re: HCA Inc.**
>   **Revised Schedule 13E-3 and Revised Schedule 14A**
>   **Filed October 5, 2006**
>   **File No. 1-11239**

Dear Mr. Bovender:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

Selected Companies Analysis, page 38

1.   We note your response to comment 7, and we reissue the comment in part. Your filing identifies four objective criteria used in selecting the comparable companies: (1) publicly traded (2) hospital companies (3) with general acute care hospital operations and (4) market value in excess of $1.0 billion. Your response letter indicates the financial advisors reviewed various companies against these

criteria and determined that the six disclosed companies were the most comparable to HCA.

- Please identify any other companies that met the four disclosed criteria, and explain why the financial advisors chose not to include each one in the analysis.
- Similarly revise the "Selected Transactions Analysis" discussion on page 39 to identify any transactions that met the objective criteria disclosed in that discussion but were not included in the analysis. Explain why the advisors chose to exclude each such transaction from the analysis.

Position of Parent, Merger Sub and the Sponsors as to Fairness, page 42

2. We note from the response and revisions pursuant to comment 10 that Parent, Merger Sub, and Sponsors did not adopt the analyses of the financial advisors.

- In view of the disclosure that Parent, Merger Sub, and Sponsors did not "undertake any independent evaluation of the fairness of the merger," it would appear that they necessarily relied upon another party's analysis. Please disclose which party's analysis they relied upon, and state that they "adopt" this analysis. Alternatively, delete the statement that they did not undertake any independent evaluation of the fairness of the merger.
- We note that Parent, Merger Sub, and Sponsors considered the "same factors" that the Special Committee considered. However, since the Special Committee adopted the financial advisors' analyses and Parent, Merger Sub, and Sponsors did not, it appears that the factors differed in at least this respect. Please clarify which of the Special Committee's factors Parent, Merger Sub, and Sponsors considered and which ones they did not consider. Further, as noted in previous comments, each filing person is required to consider the factors listed in instruction 2 to Item 1014 of Regulation M-A in connection with its fairness determination. See Q&A 20 of SEC Release No. 34-17719 (April 13, 1981).

Efforts to Complete the Merger, page 67

3. We note the discussion in the first paragraph on page 68 of a possible tender offer or redemption of the company's notes. Please update this discussion to reflect the tender offer and consent solicitation that is described in a Form 8-K the company filed on October 6, 2006.

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Jack O. Bovender, Jr.
HCA Inc.
October 11, 2006
Page 3

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: J. Page Davidson
       Bass, Berry & Sims PLC
       315 Deaderick Street, Suite 2700
       Nashville, Tennessee 37238